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                                                  Filed by Mid-State Bancshares
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933
                                                  Subject Company: Americorp
                                                  Securities Exchange Act
                                                  Filing No.: 000-23925


                       MID-STATE BANCSHARES AND AMERICORP
                            ANNOUNCE MERGER AGREEMENT


      ARROYO GRANDE - Chairman Carrol Pruett of Mid-State Bancshares and Chairman Robert Lagomarsino of Americorp, along with their respective Boards of Directors, announced today that they have signed a definitive agreement to merge, subject to the approval of banking regulators and shareholders of Americorp. Americorp is the parent company to American Commercial Bank, its 100% owned sole subsidiary. After the merger, Mid-State Bancshares, through its wholly owned subsidiary, Mid-State Bank, will have assets of approximately $1.7 billion with 39 offices serving San Luis Obispo, Santa Barbara, and Ventura Counties. In these counties, Mid-State Bank will have the 1st, 3rd and 4th largest deposit market shares among banks, respectively, according to FDIC data as of June 30, 2000.

      The agreement provides that the outstanding shares of Americorp will be exchanged for shares of common stock of Mid-State Bancshares. Americorp shareholders will receive $28.75 in Mid-State Bancshares stock which is subject to possible adjustments based on changes in the price of Mid-State Bancshares stock preceding the effective date of the transaction. The transaction is valued at approximately $63.7 million. It represents approximately 2.5 times Americorp's book value at December 31, 2000 and 16.6 times 2000 earnings. The merger is structured to be tax-free and is intended to be accounted for as a pooling of interests. As a result of this transaction the previously approved stock repurchase program for Mid-State Bancshares has been suspended. Mid-State Bancshares expects the transaction to close late in the third quarter 2001 and is expected to be accretive to earnings in 2002.

      Chairman Pruett announced, "We are extremely pleased to join forces with American Commercial Bank, a bank with similar philosophies to Mid-State Bank. We are community-oriented organizations, with strong ties to the marketplace. Both banks have a history of making decisions locally, and reinvesting into their communities. This transaction will help Mid-State Bank improve its presence in Ventura County and build upon the relationships established through the years of service by American Commercial Bank."

      Mid-State Bank entered the Ventura County market in 1999 in a merger with the former City Commerce Bank and recently opened a new office at the Northside Plaza Shopping Center in Oxnard. "The newly acquired locations will allow us to more rapidly expand in Ventura County and reach out to those customers who appreciate our kind of customer service," remarked James W. Lokey, President of Mid-State Bank. "We are extremely pleased with the prospects."

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      Chairman of the Board Robert Lagomarsino added, "We are pleased to join forces with a bank that also provides superior customer service. The added resources of the combined organization, including trust services, will afford our current customers new opportunities. Our missions are very similar."

      This news release contains forward-looking statements about Mid-State Bancshares for which Mid-State Bancshares claims the protection of the safe harbor contained in the Private Securities Reform Act of 1995. Statements concerning the expected prospects for the effective date of the merger, the accretive nature of the transaction, future developments or events, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties which might cause actual results to differ materially from stated expectations. These factors include, but are not limited to, regulatory reviews and approvals, competition in the financial services markets for deposits, loans, and other financial services, retention of business, the ability to realize various cost saving measures, and general economic conditions. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Mid-State Bancshares's filings with the SEC.

      This news release may be deemed to be solicitation material in respect to the proposed merger of Mid-State Bancshares ("MDST") with Americorp ("AICA.OB") pursuant to an Agreement to Merge and Plan of Reorganization, dated as of April 9, 2001, by and between Mid-State Bancshares, Mid-State Bank, Americorp and American Commercial Bank (the "Agreement"). Filing of this news release is being made in connection with Rules 165 and 425 promulgated by the Securities and Exchange Commission ("SEC").

      In connection with the proposed merger, Mid-State Bancshares will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a proxy statement/prospectus which will describe the proposed merger of Americorp with Mid-State Bancshares as well as the merger of Mid-State Bank with American Commercial Bank and the proposed terms and conditions of the mergers. Stockholders are encouraged to read the registration material and proxy statement/prospectus because these documents will contain important information about the mergers. A copy of the Agreement will be filed in the near future with the SEC as an exhibit to Mid-State's Form 8-K, a separate filing from the Form S-4. The registration statement, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available for free when filed, both on SEC's web site (www.sec.gov) or by contacting James G. Stathos, Executive Vice President at Mid-State Bank, P. O. Box 580, Arroyo Grande, California. Telephone requests should be directed to Mid-State Bank at (805) 473-6829.